SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

January 9, 2009

VIA EDGAR

Mr. Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	December 29, 2008 letter to Dr. Stanton D. Sloane
SRA International, Inc. (File No. 001-31334)
Form 10-K for the Fiscal Year Ended June 30, 2008

Dear Mr. Krikorian,

We received your letter dated December 29, 2008. We are in the process of completing our response and would like to request additional time for completion. As discussed in our telephone conversations yesterday and today with your colleague, Ms. Tamara Tangen, we anticipate providing our response to you by Tuesday, January 27, 2009. Please contact me if you have any questions.

Sincerely,

SRA INTERNATIONAL, INC.

By:	/s/ Mark D. Schultz
Name:	Mark D. Schultz
Title:	General Counsel

cc: Tamara Tangen